Exhibit 99.12

Enthusiast Gaming Holdings Inc.
(formerly J55 Capital Corp.)

Management’s Discussion and Analysis
For the Year Ended December 31, 2019

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Enthusiast Gaming Holdings Inc. (formally J55 Capital Corp.) (the “Company” or “Enthusiast”, or when referenced prior to August 30, 2019, “J55”). The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, and the notes to those audited consolidated financial statements, all of which are available on Enthusiast’s issuer profile on SEDAR at www.sedar.com.

The date of this management’s discussion and analysis (“MD&A”) is March 30, 2020. Unless otherwise indicated, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. All dollar amounts are stated in Canadian Dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking information”). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under “risks and uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC.

Enthusiast Gaming Holdings Inc., is a gaming company building the largest community of authentic lifestyle gamers. The Company’s principal business activities are comprised of three main pillars: Media, Events, and eSports. The Company’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels. The Company’s event division owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, in addition to the leading global mobile gaming event, Pocket Gamer Connect. The Company’s eSports division, Luminosity Gaming, is a leading global eSports organization, managing seven team and approximately 50 influencers. Between its online digital media properties, its network of partner websites, its video gaming expo, and its eSports organization, the Company engages approximately 200 million gaming enthusiasts worldwide monthly. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) under the symbol “EGLX”. The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSX Venture Exchange (the “TSXV”). The registered head office of the Company is 90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3.

J55 was incorporated under the Business Corporation Act (Ontario) on June 27, 2018 and upon incorporation was classified as a Capital Pool corporation, as defined in Policy 2.4 of the TSXV.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, the consolidated financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity), pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of the GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation.

On August 30, 2019, following the closing of the Amalgamation, the Company completed a plan of arrangement with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties common share (the “Arrangement” or the “POA”). All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same.

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the “Steel SPA”). Pursuant to the terms of the Steel SPA, the Company has agreed to (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance.

The Amalgamation, Acquisition, Arrangement and Steel SPA are collectively called the “Mergers and Acquisitions”.

The completion of the above transactions is expected to provide significant strategic and financial benefits to the merged entity including:

1.	Creating Leading, Diversified Gaming and eSports Organization: Management believes that the combined company boasts one of the largest media reach amongst gaming and eSports organizations at a combined 200 million monthly fans, across seven eSports teams, 50 eSports influencers, approximately 100 gaming media websites, 900+ YouTube and Twitch channels.

2.	Strategically Positioned to Leverage Luminosity’s Robust eSports brand: Through its monetization and ad tech platform, Enthusiast Gaming utilizes Luminosity and its significant reach in growing communities of like-minded fans, to produce engaging advertising experiences. Further, GameCo’s relationship with the NHL’s Vancouver Canucks and Rogers Arena, located in Vancouver Canada, provides Enthusiast Gaming with access to new sponsors looking to reach the gaming and eSports markets.

3.	Expected Margin Improvement: The combination of the companies allowed for the paydown of the deferred payment relating to The Sims Resource, immediately adding an annualized US$2.5 million of EBITDA to the combined company, by reducing an expense allocation.

4.	Enhanced Capital Market Profile: The closing of the transactions created a leading publicly listed eSports and gaming organization.

BUSINESS PRODUCTS AND SERVICES

Enthusiast’s products and services fall into three principle segments: Media, Events, and eSports.

Media

The platform contains news, reviews, videos, live streams, blog posts, tips, chats, message boards, and other video-gaming related content. Central to Enthusiast’s ability to create valuable advertising space is the ability to both develop content rich digital media and foster the interaction and contributions from the community with gaming rich content. Enthusiast possesses a platform of full and part-time content creators to develop robust, regular content updates across its platform which focus on new developments in the world of video games, in the form of videos, articles, blog posts, and other content.

Gaming communities are drawn to different aspects and forms of content on Enthusiast’s platform of websites. Part of Enthusiast’s strategy is to acquire profitable video gaming websites with differentiating content from the current portfolio, providing valuable, relevant content for any gaming enthusiast.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast has amassed a platform of engaged, lifestyle gamers that has become a leading advertising platform for brands targeting the gamer demographic. Enthusiast’s platform is generating over 30 billion advertisement (“ad”) requests a month which are exclusively monetized by the Company. The majority of Enthusiast’s revenue is driven by programmatic advertising across the platform. Enthusiast has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast’s brands.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

BUSINESS PRODUCTS AND SERVICES (Continued)

Events

Enthusiast Properties started organizing live events in 2014 by way of meet ups at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venues also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its events division to coincide with the significant growth of its platform online. Following the success of the two events 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

The Company’s event division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK. The Company is an industry leader in B2B and consumer mobile gaming events. It owns and operates numerous successful networking events around the world with 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with events in locations such as London, San Francisco, Helsinki and Seattle.

eSports

The Company’s subsidiary Luminosity is a professional eSports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Apex Legends, Tom Clancy’s Rainbow Six: Siege, and Madden NFL. The Company also has minority ownership interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty League. Luminosity’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive eSports teams, Luminosity also has teams of content creators on YouTube and Twitch.

REVENUE OPTIMIZATION

Since its inception, Enthusiast Properties has been developing its know how in the area of adtech and programmatic optimization tools, through a combination of internal development and third-party software tools. Further, in 2018 Enthusiast Properties entered into several new supply side platform (SSP) relationships that contributed to increases in sell through rates and revenue performance. The Company continues to invest in new adtech tools and expertise and expects to be able to achieve further revenue optimization in 2020.

LIVE EVENT ACTIVATIONS

The Company’s wholly-owned EG Live subsidiary successfully hosted two major events in 2018 and one major event in 2019. The first 2018 event was held at The International Centre in March which attracted 24,000 attendees and exhibitors and welcomed Bell Canada as its title sponsor for the first time. Building on the momentum, the Company moved its event to the larger Metro Toronto Convention Centre in October 2018 and welcomed over 30,000 more attendees and exhibitors over the three-day event, selling out on Saturday and reaching venue capacity. Following the success of the two EGLX events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX event featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone. The Company is currently assessing the impact ‘COVID-19’ will have on its live events, see discussion under Other Risk and Uncertainty relating to ‘COVID-19’.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

LIVE EVENT ACTIVATIONS (Continued)

Over the past two years, EGLX has expanded its sponsorship partners to include, Bell, Ubisoft Canada, CIBC, HP Omen, MSI, Nintendo, Warner Brothers, Alibaba, eBay, LG, HP, Microsoft, Cineplex, Sun Life Financial and OverActive Media, while also hosting Canada’s largest eSports tournament, WESG Finals - the World Electronic Sports Games “WESG”, Olympic-style eSports competition, hosting the inaugural Rising Stars Tournament with a $40,000 prize pool and a sponsorship deal with Enthusiast Gaming’s eSports Division, Luminosity Gaming. EGLX attendees have had the opportunity to meet and play with celebrities and gaming enthusiasts including Mitch Marner of the Toronto Maple Leafs, Andy Cortez, Greg Miller and Nick Scarpino of Kinda Funny, Naomi Kyle of Everybody Games, and the Heads-Up Daily team, while also meeting eSports athletes such as SypherPK, JuniorPK, and Destroy.

Combined during 2018 and 2019, the events reached over 1 million online viewers, watching live streams of its eSports competitions on Twitch as well as the Company’s digital properties. With the recent acquisition of Steel Media, a leader in mobile gaming live events, plans are underway on pursuing additional live events globally and actively exploring an EGLX US expansion in 2020.

SIGNIFICANT EVENTS DURING THE YEAR AND SUBSEQUENT TO THE YEAR ENDED DECEMBER 31, 2019

Date	Description
January 23, 2019	Enthusiast Gaming Announces Partnership with Omnia Media
March 20, 2019	GameCo Completes $25,000,200 Subscription Receipt Financing
April 11, 2019	Enthusiast Gaming Invests in Addicting Games
April 15, 2019	Enthusiast Gaming Closes Acquisition of “The Sims Resource”
May 9, 2019	Enthusiast Gaming Signs Exclusive Monetization Agreement with RankedBoost
May 29, 2019	Enthusiast Gaming Partners with Ubisoft Canada to Host Rainbow Six Canada Nationals
May 31, 2019	GameCo, Enthusiast Gaming, and Luminosity Announce Merger
June 18, 2019	Luminosity Launches the “LG Fornite House” in Florida
June 20, 2019	GameCo Completes $10,000,000 Convertible Debenture Financing
June 25, 2019	Luminosity Expands into Ubisoft’s Rainbow Six Siege Esports Leage
July 31, 2019	Canada Computers signs with Enthusiast as premium retail sponsor at EGLX
August 6, 2019	Enthusiast chosen as marketing partner to Canada’s first eSports index, Evolve “Hero” ETFs
August 8, 2019	GameCo announces $20 million secured loan
August 13, 2019	Enthusiast and Luminosity partner with foodora Canada
August 16, 2019	Luminosity signs popular Fortnite influencer “Yelo”
August 22, 2019	Luminosity adds three popular Fortnite influencers with a reach of 3 million followers
August 27, 2019	GameCo completes Luminosity Acquisition and J55 Amalgamation
August 30, 2019	GameCo and Enthusiast complete Plan of Arrangement
September 9, 2019	Common shares of newly formed merged entity commence trading on the TSXV
September 10, 2019	The Company announces acquisition of interest in the Vancouver Titans of the Overwatch League
September 11, 2019	The Company completes deferred payment to “The Sims Resource”, unlocking 100% of EBITDA and Cashflow
September 13, 2019	The Company announces acquisition of interest in the Seattle Surge of the Call of Duty League
September 16, 2019	The Company announces that the Vancouver Titans are heading to the Grand Finals of the Overwatch League
September 19, 2019	Luminosity signs NFL superstar Richard Sherman as brand ambassador

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

September 25, 2019	The Enthusiast Gaming network is verified as the largest gaming network in the US by Comscore
September 30, 2019	The Company congratulated the Vancouver Titans on a record-breaking season and finishing second overall in the Overwatch League
October 3, 2019	The Company acquires Steel Media
October 10, 2019	The Company expands its sales team, hiring top gaming media talent to drive revenue growth
October 16, 2019	The Company announces partnership with global casino brand Partycasino.fun
October 18, 2019	The Company hosts EGLX at the Metro Toronto Convention Centre
October 18, 2019	Luminosity partners with Champion to create new Luminosity clothing line
November 27, 2019	The Company announces that the Enthusiast Network is now verified as the largest gaming network across North America and the United Kingdom by ComScore
November 27, 2019	Luminosity signs NBA superstar Karl-Anthony Towns as brand ambassador
December 13, 2019	The Company commenced trading on the OTCQB Venture Market under the symbol “ENGMF”.
January 27, 2020	The Company commenced trading on the TSX, graduating from the TSXV.
February 6, 2020	The Company announced record breaking attendance at its Pocket Gamer Connects (“PG Connects”) mobile gaming event in London, United Kingdom on January 20-21, 2020.
March 19, 2020	The Company announced that it has signed an exclusive representation agreement with MCPE DL, one of the largest Minecraft online communities in the world.

OVERALL PERFORMANCE

As further described in Description of Enthusiast Gaming Holdings Inc., although the Amalgamation between J55 and GameCo resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo. Accordingly, the consolidated financial statements are a continuation of the financial statements of GameCo. All prior period comparative amounts below are those of GameCo alone, prior to the transactions between GameCo, Enthusiast Properties, Luminosity, J55 and Steel Media.

Summary of Financial and Operating Results

For the Three Months Ended December 31, 2019 and 2018

Selected financial information for the Company for the indicated period is provided below:

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018
	$	$
Total revenue	9,202,019	-
Cost of sales	6,196,785	-
Gross profit	3,005,234	-
Interest income	(18,761)	-
Operating expenses	15,362,369	285,306
Net loss and comprehensive loss for the period	(60,156,679)	(286,306)
Net loss and comprehensive loss for the period per share – basic and diluted	(1.64)	(0.01)

7

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OVERALL PERFORMANCE (Continued)

Revenue for the three months ended December 31, 2019 and 2018, was $9,202,019 and $Nil, respectively. The table below provides a breakdown of revenue by period:

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018
	$	$
Media (a)	6,278,998	-
eSports (b)	1,405,875	-
Events (c)	1,517,146	-
Total revenue	9,202,019	-

GameCo generated no revenue during the prior year.

(a)	Media revenue consists of advertising revenue on the Enthusiast platform, and monthly subscription revenue relating to The Sims Resource.

(b)	eSports revenue is generated through the provision of management services to other eSports entities, prize money, player and team buyout proceeds, league fees, merchandise sales, and other eSports related sources.

(c)	Events revenue mainly relates to the EGLX event held from October 18 – 20, 2019

Operating expenses for the three months ended December 31, 2019 and 2018 were $15,362,369 and $285,306 respectively. All operating expenses increased significantly following the Mergers and Acquisitions during the year. The table below provides a breakdown of operating expenses by period:

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018
	$	$
Professional fees (a)	57,723	201,431
Consulting fees (b)	3,922,414	56,500
Advertising and promotion (c)	985,647	-
Office and general (d)	969,892	-
Salaries and wages (e)	1,135,538	-
Technology support, web development and content (f)	1,028,912	-
eSports player, team and game expenses (g)	920,462	-
Foreign exchange (h)	103,853	27,375
Share based compensation (i)	3,563,825	-
Amortization and depreciation (j)	2,674,103	-
Total operating expenses	15,362,369	285,306

Notes:

(a)	Professional fees decreased following the transactions between GameCo, Enthusiast Properties, Luminosity, J55 and Steel Media. In the prior period professional fees related to general corporate activities for agreements entered into in the period leading up to the Mergers and Acquisitions.

(b)	Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership, see Related Party Transactions., and include management consultants, IR services, technology and data evaluation services, and services related to the development of a CRM platform.

(c)	A significant portion of the advertising and promotion expense relates to brand ambassadors who are compensated in both shares and cash.

(d)	The Company maintains two offices in Toronto, ON, housing approximately 50 staff. Occupancy costs are included in office and general. The Company also incurred increased travel costs during the period as a result of increased corporate activity.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OVERALL PERFORMANCE (Continued)

(e)	The Company has a staff of approximately 50 people. The Company continues to hire additional staff to support its growth, however it does not anticipate significant increases to its monthly salaries and wages expenses for the near future.

(f)	Technology support, web development and content costs relate solely to the Media division of the Company.

(g)	eSports player, team and game expenses relate to costs incurred in support of the Luminosity eSports teams, including but not limited to player salaries, team housing and team travel.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in transactions other than their respective functional currencies. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates. See Currency Risk.

(i)	Share-based compensation is a non-cash expense which relates to options granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods.

(j)	This balance is mainly comprised of amortization of intangible assets.

For the Twelve Months Ended December 31, 2019 and 2018

Selected financial information for the Company for the indicated period is provided below:

	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2018
	$	$
Total revenue	12,209,326	-
Cost of sales	7,245,000	-
Gross profit	4,964,326	-
Interest income	(677,276)	-
Operating expenses	25,399,717	384,105
Net loss and comprehensive loss for the period	(78,456,349)	(384,105)
Net loss and comprehensive loss for the period per share– basic and diluted	(2.07)	(0.02)

Revenue for the twelve months ended December 31, 2019 and 2018, was $12,209,326 and $Nil, respectively. The table below provides a breakdown of revenue by period:

	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2018
	$	$
Media (a)	7,978,404
eSports (b)	2,713,776	-
Events (c)	1,517,146	-
Total revenue	12,209,326	-

GameCo generated no revenue during the prior year.

(a)	Media revenue consists of advertising revenue on the Enthusiast platform, and monthly subscription revenue relating to The Sims Resource.

(b)	eSports revenue is generated through the provision of management services to other eSports entities, prize money, player and team buyout proceeds, league fees, merchandise sales, and other eSports related sources.

(c)	Events revenue mainly relates to the EGLX event held from October 18 – 20, 2019

9

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OVERALL PERFORMANCE (Continued)

Operating expenses for the twelve months ended December 31, 2019 and 2018 were $25,399,717 and $384,105 respectively. All operating expenses increased significantly since the Mergers and Acquisitions during the year. The table below provides a breakdown of operating expenses by period:

	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2018
	$	$
Professional fees (a)	1,174,890	300,230
Consulting fees (b)	6,793,925	56,500
Advertising and promotion (c)	2,104,622
Office and general (d)	1,371,821
Salaries and wages (e)	1,794,054
Technology support and web development (f)	1,144,534
Team and game expenses (g)	1,728,525
Foreign exchange (h)	239,828	27,375
Share based compensation (i)	6,113,644
Amortization and depreciation (j)	2,933,874	-
Total operating expenses	25,399,717	384,105

Notes:

(a)	The Company incurred a substantial amount of professional fees relating to the transactions between GameCo, Enthusiast Properties, Luminosity, J55 and Steel Media. In the absence of additional mergers or acquisitions, professional fees are expected to decrease in future periods.

(b)	A significant portion of the consulting fees are non-cash and relate to the Master Services Agreement with the Vancouver Arena Limited Partnership. See Related Party Transactions. Consulting fees also include management consultants, IR services, technology and data evaluation services, and services related to the development of a CRM platform.

(c)	A significant portion of the advertising and promotion expense relates to brand ambassadors who are compensated in both shares and cash. In addition, the Company held three large marketing events in Toronto, ON, to promote the Luminosity brand.

(d)	The Company maintains two offices in Toronto, ON, housing approximately 50 staff. Occupancy costs are included in office and general. The Company also incurred increased travel costs during the period as a result of increased corporate activity and efforts related to the financings, which are included in office and general expenses. The Company anticipates office and general expenses will decrease in future periods.

(e)	The Company has a staff of approximately 50 people. The Company continues to hire additional staff to support its growth, however it does not anticipate significant increases to its monthly salaries and wages expenses for the near future.

(f)	Technology support, web development and content costs relate solely to the Media division of the Company.

(g)	eSports player, team and game expenses relate to costs incurred in support of the Luminosity eSports teams, including but not limited to player salaries, team housing and team travel.

(h)	The Company and its subsidiaries commonly transact and carry assets and liabilities in transactions other than their respective functional currencies. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates. See Currency Risk.

(i)	Share-based compensation is a non-cash expense which relates to options granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods.

(j)	This balance is mainly comprised of amortization of intangible assets.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

QUARTERLY RESULTS OF OPERATIONS

	Q3 2018 (Aug 29, 2018 – Sept 30, 2018)	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019
	$	$	$	$	$	$
Revenue	-	-	-	-	3,007,307	9,202,019
Revenue per viewer	-	-	-	-	$0.10	$0.13
Interest income	-	-	-	68,223	590,292	18,761
Operating expenses	98,799	285,306	371,978	1,856,371	7,808,999	15,362,369
Net and comprehensive loss for the period	(98,799)	(285,306)	(371,978)	(1,788,148)	(16,139,544)	(60,156,679)
Loss per share – basic and diluted	(0.01)	(0.01)	(0.00)	(0.01)	(0.42)	(1.64)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow for the Year Ended December 31, 2019

Net cash used in operating activities for the year ended December 31, 2019, was $15,983,564 (December 31, 2018 – net cash generated of $64,808). This was significantly due to the net loss of $78,546,427, and was decreased by items not affecting cash such as amortization and depreciation of $2,933,874, share-based compensation of $6,113,644, interest and accretion of $1,444,016, listing expense of $6,829,371, goodwill impairment of $46,170,418, capitalized interest and success fee of $1,102,690, share of loss from investment in associate of $746,424 and shares for services of $1,770,090, which collectively were offset by an increase in accounts receivable of $3,593,513, a decrease in accounts payable and accrued liabilities of $689,483 and an increase in deferred revenue of $1,031,352. For the year ended December 31, 2018, the Company had a net loss of $384,105 which was decreased by items not affecting cash such as foreign exchange of $27,375 and an increase in accounts payable and accrued liabilities of $421,538.

Net cash generated in financing activities for the year ended December 31, 2019, was $51,217,152 (December 31 2018 - $5,822,746). This was significantly attributable to proceeds from shares issued for subscriptions receipts proceeds (net of transaction costs) of $23,201,002, proceeds from convertible debenture (net of transaction costs) of $9,345,004, proceeds from long-term debt (net of transaction costs) of $18,354,050, and proceeds from the exercise of warrants of $382,418. For the year ended December 31, 2018, net cash generated in financing activities was attributable to proceeds from the issuance of shares (net of issuance costs) of $5,822,746.

Net cash used in investing activities for the year ended December 31, 2019, was $26,224,771 (December 31, 2018 - $1,732,500). This was significantly due to cash paid for acquisitions of $6,116,972, business acquisitions (net of cash acquired) of $9,051,864 and deferred liability payments of $11,965,500 which was offset by proceeds from the disposal of intangible assets of $1,113,799. For the year ended December 31, 2018 the Company paid $1,732,500 for a promissory note issued by AIG eSports LP.

For the year ended December, 2019 and 2018, the Company had a net increase in cash of $9,056,668 and $4,155,054, respectively. As a result, the Company had cash balance as at December 31, 2019 and 2018, of $13,211,722 and $4,155,054, respectively.

11

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Liquidity

Selected financial information about the Company’s financial position as at the indicated dates is provided below:

	December 31, 2019	December 31, 2018
	$	$
Cash	13,211,722	4,155,054
Total assets	169,343,787	5,865,179
Total liabilities	50,687,088	421,538
Share capital, shares to be returned to treasury, warrant reserve, contributed surplus and accumulated other comprehensive income	197,587,231	5,827,746
Retained earnings (deficiency)	(78,930,532)	(384,105)
Working capital	11,060,812	5,443,641

Total liabilities at each reporting date is broken down as follows:

	December 31, 2019	December 31, 2018
	$	$
Accounts payable and accrued liabilities	7,423,396	421,538
Deferred Revenue	1,647,594	-
Income tax payable	2,415	-
Deferred payment liability	1,208,413	-
Current portion of lease contract liability	193,366	-
Long-term debt	19,691,220	-
Long-term lease contract liability	548,846	-
Convertible debentures	7,015,820	-
Long-term portion of deferred payment liability	473,413	-
Deferred tax liability	12,482,605	-
Total liabilities	50,687,088	421,538

During the year ended December 31, 2019, the Company incurred a net loss and comprehensive loss of $78,456,349 (year ended December 31, 2018 – $384,105) and, as of that date, the Company had accumulated a deficit of $78,930,532 (December 31, 2018 – $384,105) and negative cash flows from operations of $15,983,564 (year ended December 31, 2018 – positive cash flows of $64,808). Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. These factors create material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern.

The Company has not yet realized profitable operations and has mainly relied on non-operational sources of financing to fund operations. Management has been able to raise sufficient funds to finance its operations in the past through private placements of both equity and debt, and shares issued for subscription receipts and will need to continue to do so to fund operations in the future.

As at December 31, 2019, the Company had current assets of $21,535,996 (December 31, 2018 - $5,865,179) to cover current liabilities of $10,475,184 (December 31, 2018 - $421,538).

Management of Capital

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

12

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2019 and 2018. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

Capital Transactions

Authorized:

Unlimited number of common shares
Unlimited number of preferred shares

Immediately following the completion of the Mergers and Acquisitions, the Company consolidated its share capital on a 1:8 basis. All references to share and per share amounts in the consolidated financial statements have been retroactively restated to reflect the share consolidation.

(i)	On August 29, 2018, the Company completed a non-brokered private placement of 12,750,000 common shares at a price of $0.04 per share, including 5,625,000 shares issued to certain directors of the Company, for gross proceeds of $510,000, of which $5,000 of the proceed was in other receivables as at December 31, 2018.

(ii)	On October 10, 2018, the Company completed a brokered private placement of 7,126,437 common shares at a price of $0.80 per share, for gross proceeds of $5,701,150. The Company incurred cash issuance costs of $383,404. In addition, the Company issued 272,711 broker warrants, which are exercisable at $0.80 per share for a term of 2 years. The fair value of the broker warrants in the amount of $115,913 was determined using Black-Scholes pricing model with the following assumptions: share price of $0.80, an exercise price of $0.80, a volatility of 100.0%, an expected life of 2.0 years, a dividend yield of 0.0%, and a risk -free interest rate of 2.27%. The total issuance costs of $499,317 were recognized as a deduction from the gross proceeds in share capital.

(iii)	In March 2019, the Company issued an aggregate of 10,416,750 subscription receipts (each, a “Subscription Receipt”) at an issue price of $2.40 per Subscription Receipt for total gross proceeds of $25,000,200. The Subscription Receipts are governed by the terms and conditions of a Subscription Receipt Agreement dated March 20, 2019 between the Company, Canaccord Genuity Corp. (the “Agent”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). The Company incurred cash share issuance costs of $1,799,198 and initially recorded the net proceeds of $23,201,002 as shares to be issued. The Company also issued 151,251 common shares at a deemed price of $3.60 per share to the Agent on August 30, 2019 for services provided which are recorded in share capital and share issuance costs. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance of the convertible debenture. On August 30, 2019, the subscription receipts were converted into common shares upon the closing of the Amalgamation and the net proceeds held by the Subscription Receipt Agent were released to the Company. The net proceeds were reallocated to share capital from shares to be issued following the conversion of the Subscription Receipts into common shares.

(iv)	On April 8, 2019 and March 21, 2019, the Company issued 24,609 and 23,542 common shares respectively at a deemed price of $2.40 per shares for services provided. The price of $2.40 per share was based on the Subscription Receipt transaction which occurred near this share issuance date. The value assigned to the shares issued of $115,562 was recorded in share capital and advertising and promotion expense.

13

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

(v)	On April 15, 2019, the Company issued 520,833 common shares at a deemed price of $2.40 per share for services to be provided. The price of $2.40 per share was based on the Subscription Receipt transaction which occurred near this share issuance date. These common shares are subject to a two year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 30% six months after the closing of go-public transaction; (iii) 30% fifteen months after the closing of go-public transaction; and (iv) 30% twenty four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $701,379 by taking into account the time release restrictions. As the common shares vested upon issuance the fair value assigned to the common shares has been recorded in advertising and promotion expense for the year ended December 31, 2019.

(vi)	On July 26, 2019, the Company issued 166,667 common shares at a deemed price of $3.60 per shares for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance date of the convertible debenture. These common shares are subject to a two year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 20% six months after the closing of go-public transaction; (iii) 20% twelve months after the closing of go-public transaction; (iv) 25% eighteen months after the closing of go-public transaction and (v) 25% twenty four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $368,460 by taking into account the time release restrictions. As the services are to be rendered over 24 months the Company recorded the value assigned to the shares issued to prepaid expenses and is amortizing the prepaid balance on a straight-line basis over the service term. The Company recognized $79,600 in advertising and promotion expense for the year ended December 31, 2019. As a December 31, 2019 the current portion and long-term portion of the prepaid expense is $184,230 and $104,630 respectively.

(vii)	On August 27, 2019, the Company issued 7,500,000 common shares in connection with the closing of the Acquisition.

(viii)	On August 28, 2019, the Company issued 16,406 common shares at a deemed price of $3.60 per share for services provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance of the convertible debenture. The value assigned to the shares issued of $59,063 was recorded in share capital and advertising and promotion expense.

(ix)	On August 30, 2019, the Company issued 1,900,000 common shares in connection with the closing of the Amalgamation.

(x)	On August 30, 2019, the Company issued 27,607,076 common shares in connection with the closing of the Arrangement.

(xi)	On August 30, 2019, the Company issued 2,777,777 common shares in connection with the conversion of the convertible debenture.

(xii)	On August 30, 2019, the Company issued 416,666 common shares at a deemed price of $3.60 per share for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance of the convertible debenture. These common shares are subject to a two year lock period and released in 17% instalments every six months after the closing of the go-public transaction. The Company estimated the fair value of the common shares issued to be $814,486 by taking into account the time release restrictions. As the common shares vested upon issuance the fair value assigned to the common shares has been recorded in advertising and promotion expense for the year ended December 31, 2019.

14

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

(xiii)	On October 3, 2019, the Company issued 304,147 common shares in connection with the closing of the Steel SPA.

(xiv)	During the year, the Company received proceeds of $382,418 from the exercise of 347,803 common share purchase warrants. The fair value assigned to these warrants of $882,345 was reclassified from warrant reserve to share capital.

(xv)	During the year, the Company received proceeds of $21,837 from the exercise of 41,696 stock options. The fair value assigned to these options of $135,601 was reclassified from contributed surplus to share capital.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had the following shares and securities convertible into shares outstanding at the following dates:

	March 30, 2020	December 31, 2019	December 31, 2018
Common shares	74,195,143	72,091,673	19,876,450
Warrants, convertible into common shares	5,473,366	7,444,961	272,711
Options, convertible into common shares	3,612,220	3,744,095	-
Convertible debentures, convertible into common shares	2,970,297	2,970,297	-
	86,251,026	86,251,026	20,149,161

In addition, as part of the convertible debenture financing completed by Enthusiast Properties on November 8, 2018, 540 warrants to purchase convertible debenture units were issued to brokers (see note 14 to the consolidated financial statements for the year ended December 31, 2019). Were the brokers to exercise these warrants, an additional $540,000 of convertible debentures would be issued, which could be converted into 178,217 shares at a price of $3.03 per share. In addition, 89,640 warrants would be issued, which could be converted into shares on a one-for-one basis at a price of $3.79 per share.

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, eSports President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation include warrants and stock options vested during the period.

15

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

RELATED PARTY TRANSACTIONS (Continued)

Compensation provided to key management is as follows:

	December 31, 2019	December 31, 2018

Short-term benefits	$1,096,858	$-
Share-based compensation	2,331,854	-
	$3,428,712	$-

	December 31, 2019	December 31, 2018

Total transactions during the year:
Revenue	$(2,140,940)	$-

Expenses
Consulting fees	1,471,055	-
Share of loss from investment in associate	746,424	-

Balances receivable (payable) as at December 31, 2019:
Investment in associate	914,295	-
Trade and other receivables	1,337,150	-
Loans receivable	159,287	-

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of eSports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the eSports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the year, the Company recognized management revenue of in the amount $2,140,940 relating to the Management SA, and recognized consulting expenses of $1,471,055 relating to the Master SA. A balance of $669,885 is included in trade and other receivables as at December 31, 2019.

Trade and other receivable include $667,265 of amounts advanced to Surge eSports LLC, a related party to the Chairman of the Company.

As at December 31, 2019, the Company has loans receivable due from the President and Chief Operating Officer, and eSports President in the amount of $98,557, $53,715 and $7,015 respectively. The loans receivable are non-interest bearing and due on demand.

See Note 4 to the consolidated financial statements and Description of Enthusiast Gaming Holdings Inc. for information relating to the Amalgamation.

See Note 7 to the consolidated financial statements for information relating to an investment in an associate controlled by a related party.

See Note 18 to the consolidated financial statements for information relating to stock options issued to certain officers and directors of the Company.

16

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

SUBSEQUENT EVENTS

(i)	On January 27, 2020, the Company commenced trading on the TSX, prior to then the Company was trading on the TSXV.

(ii)	On February 14, 2020, the Company received proceeds of $680,000 pursuant to the Waveform Share Repurchase Agreement (see Note 6 to the consolidated financial statements for further details).

(iii)	Subsequent to year-end, the Company advanced $2,041,667 to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply the advance against future share subscriptions in Surge eSports LLC.

(iv)	Subsequent to year-end, 1,971,595 common share purchase warrants were exercised resulting in gross proceeds of $2,160,308 to the Company.

(v)	Subsequent to year-end, 131,875 stock options were exercised resulting in gross proceeds of $49,367 to the Company.

(vi)	Subsequent to year-end, the outbreak of the novel strain of the coronavirus, specifically identified as ‘COVID-19’, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine period and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. As of the time of filing, it is not possible to reliably estimate the length and severity of these developments and its impact on the financial results and condition of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

INVESTOR RELATIONS

Investor relations were performed by the Company for the year ended December, 2019 and 2018.

SEGMENTED INFORMATION

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and England and Wales. The Company sells into three major geographic centers: United States of America (“USA”), Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for various services is summarized below for the year ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018

Media	$7,978,404	$-
Esports	2,713,776	-
Events	1,517,146	-
	$12,209,326	$-

The sales, in Canadian dollars, in each of these geographic locations for the year ended December 31, 2019 and 2018 are as below:

	December 31, 2019	December 31, 2018

Canada	$3,863,141	$-
USA	4,875,405	-
All other countries	3,470,780	-
	$12,209,326	$-

17

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

SEGMENTED INFORMATION (Continued)

The non-current assets, in Canadian dollars, in each of the geographic locations as year ended December 31, 2019 and, 2018 are below:

	December 31, 2019	December 31, 2018

Canada	$143,050,878	$-
England and Wales	4,346,583	-
USA	410,330	-
	$147,807,791	$-

ADOPTION OF NEW OR AMENDED STANDARDS

The Company has adopted IFRS 16, Leases (“IFRS 16”), with an initial adoption date of January 1, 2019 which replaced IAS 17, Leases. IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. IFRS 16 specifies how leases will be recognized, measured, presented and disclosed and it provides a single lessee model, requiring lessees to recognize right-of-use assets and lease liabilities for all major leases.

The Company did not have any leases on the date of adoption, leases were entered into subsequent to the adoption date and obtained through the Mergers and Acquisitions. As a result, there was no impact on the adoption of IFRS 16. The new accounting policy is detailed below.

The Company assesses, at the inception of contract, whether it contains a lease. A contract is classified as a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any indirect costs incurred.

The right-to-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful lives of right-to-use assets are determined using the same criteria as those for property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payment arising from a change in an index or rate, or changes in assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET APPLIED

The Company is not aware of any proposed accounting standards or amendments that would have a significant effect on the Financial Statements.

18

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair values of the cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liability, deferred payment liability and convertible debentures is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities
●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at December 31, 2019, the investment in Addicting Games is accounted for at level 3, see note 6 to the consolidated financial statements for details on this investment.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	December31,2019	December31,2018

Interest income	$(677,276)	$-
Interest expense	2,825,793	-
Net interest expense	$2,148,517	$-

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	December 31, 2019	December 31, 2018

Trade receivables aging:
0-30 days	$3,774,074	$-
31-60 days	986,702	-
61-90 days	118,983	-
Greater than 90 days	636,258	-
	5,516,016	-
Expected credit loss provision	(357,920)	-
Net trade receivables	$5,158,095	$-

19

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The movement in the expected credit loss provision can be reconciled as follows:

	December 31, 2019	December 31, 2018

Expected credit loss provision:
Expected credit loss provision, beginning balance	$-	$-
Expected credit loss provision, Mergers and Acquisitions	(357,920)	-
Net provision used during the period	-	-
Expected credit loss provision, ending balance	$(357,920)	$-

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision (“ECLs”) on trade receivables as at December 31, 2019:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.71%	14.74%	13.22%	26.69%
Trade receivables	$5,516,016	$3,774,074	986,702	$118,983	$636,258
Expected credit loss provision	$357,920	$26,946	$145,393	$15,733	$169,849

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

As at December 31, 2019, the Company had one customer which makes up more than 10% of revenue, this customer accounts for approximately 16.68% of trade receivables and 22.39% of revenues for the year ended December 31, 2019.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. Maturity analysis of liabilities which are due in next twelve months can be summarized as follows:

	December 31, 2019	December 31, 2018

Accounts payable and accrued liabilities	$7,423,396	$421,538
Deferred revenue	1,647,594	-
Income tax payable	2,415	-
Deferred payment liability	1,208,413	-
Current portion of lease contract liability	193,366	-
	$10,475,184	$421,538

20

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Foreign currency risk

A large portion of the Company’s transactions occur in a foreign currency (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its U.S. and UK denominated trade receivables, accounts payable and cash. As at December 31, 2019, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $35,000 and $46,000 respectively (December 31, 2018 - $Nil) decrease or increase, respectively, in total loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% on the Initial Advance and Further Advance will result in a $100,000 change in the annual interest expense.

COMMITMENTS

The Company has the following payment commitments with respect to advertising and promotion:

Not later than one year	$714,000
Later than one year and not later than five years	-
$714,000

The Company will be issuing shares valued at USD $350,000 to settle a portion of the commitments noted above.

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 7, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement.

ADDITIONAL INFORMATION:

Additional information relating to the Company is available in the audited consolidated financial statements of the Company for the three and twelve months ended December 31, 2019, and the audited financial statements of J55 and GameCo, the audited consolidated financial statements of Enthusiast Properties, and the audited combined financial statements of Luminosity for the year ended December 31, 2018. Additional information can also be found at www.enthusiastgaming.com/shareholder-information or on the Company’s SEDAR profiles at www.sedar.com.

OTHER RISKS AND UNCERTAINTY

Investors should carefully consider the risks and uncertainties described above and in the financial statements. The risks and uncertainties described in the Company’s financial statements and MD&A are not the only ones it faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect its business.

Risks and uncertainties include the following:

Enthusiast has a limited operating history

The Company was incorporated on August 27, 2018. The Company’s lack of operating history may make it difficult for investors to evaluate its prospects for success and there is no guarantee that its business model will continue to achieve its strategic objectives. There is no assurance that the Company will be successful and the likelihood of success must be considered in light of its relatively early stage of operation.

21

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OTHER RISKS AND UNCERTAINTY (Continued)

Uncertainty of future revenues

Although management is optimistic about the Company’s prospects, there is no guarantee that expected outcomes and sustainable revenue streams will be achieved. The Company faces risks frequently encountered by early-stage entities. In particular, its growth and prospects depend on its ability to expand its operation and grow its revenue streams whilst at the same time maintaining effective cost controls. Any failure to expand is likely to have a material adverse effect on Enthusiast’s business, financial condition and results.

Enthusiast cannot be certain that additional financing will be available on reasonable terms when required, or at all

From time to time, the Company may need additional financing. Its ability to obtain additional financing, if and when required, will depend on investor demand, the Company’s operating performance, the condition of the capital markets, and other factors. The Company cannot assure investors that additional financing will be available to it on favourable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of its common shares, and existing shareholders may experience dilution.

Enthusiast has grown and plans to continue to grow at a rapid pace

Enthusiast’s business has grown rapidly since its inception. If the Company continues its rapid growth, it may incur additional expenses, and its growth may place a strain on resources, infrastructure, and ability to maintain the quality of its offerings. The Company’s inability to properly manage or support its growth could have a material adverse effect on Enthusiast’s business, financial condition and results of operations and could cause the market value of the Resulting Issuer Shares to decline.

Reliance on advertisers for revenue

The Company relies on advertisers to purchaser inventory from the Company’s platform of digital media publishers and advertising related to its Expo for future revenue. The Company’s inability to secure contracts for advertising revenues may have a material adverse effect on its business, financial condition, and results of operations. Additionally, this is a relatively new and rapidly evolving industry and as such, it is difficult to predict the prospects for growth. There is no assurance that advertisers will continue to increase their purchases of online advertising or that the supply of advertising inventory on gaming digital media properties will not exceed the demand. If the industry grows more slowly than anticipated or Enthusiast’s existing products and services lose, or its new products and services fail to achieve, market acceptance, Enthusiast may be unable to achieve its strategic business objectives, which could have a material adverse effect on its prospects, business, financial condition or results of operation.

Enthusiast depends on third parties, including users and content providers

Enthusiast is reliant to an extent on third parties, including content providers, users, and affiliate network publishers. Enthusiast’s success is partially dependent on its ability to attract and retain quality content providers. There can be no assurance that these business relationships will continue to be maintained or that new ones will be successfully formed. A breach or disruption in these relationships or failure to engage contractors could be detrimental to the future business, operating results and/or profitability of Enthusiast. Moreover, Enthusiast’s financial performance will be significantly determined by its success in adding, retaining, and engaging active users of its platform of digital media properties. If users do not perceive Enthusiast’s content as interesting, unique and useful, Enthusiast may not be able to attract or retain additional users, which could adversely affect the business.

22

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OTHER RISKS AND UNCERTAINTY (Continued)

Enthusiast may be unable to complete favourable acquisitions

As part of Enthusiast’s business strategy, it may attempt to acquire businesses that it believes are a strategic fit with its business, such as gaming digital media publishers. Enthusiast may not be able to complete such acquisitions on favourable terms, if at all. Any future acquisitions may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of its business. Since Enthusiast may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value it realizes from a future acquisition, and any acquisition Enthusiast completes could be viewed negatively by its advertisers. Future acquisitions could result in issuances of securities that would dilute shareholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets, and the incurrence of large, immediate write-offs.

Limited long-term agreements for advertising revenue

The Company’s success requires it to maintain and expand its current advertising revenue-generating relationships and to develop new relationships. The Company’s contracts that help drive advertising revenue generally do not include long-term obligations requiring third parties to purchase Enthusiast’s inventory and services or Enthusiast to market their advertising inventory. As a result, Enthusiast may have limited visibility as to its future advertising revenue streams. Enthusiast cannot ensure its advertising revenue generating sources will continue to operate or that Enthusiast will be able to replace, in a timely or effective manner, departing clients with new sources that generate comparable revenue. Any non-renewal, renegotiation, cancellation or deferral of significant advertising contracts that in the aggregate account for a significant amount of revenue, could have a material adverse effect on Enthusiast’s prospects, business, financial condition, and results of operations.

Brand development

The brand identity that Enthusiast has developed has significantly contributed to the success of its business. Maintaining and enhancing the “Enthusiast” brand is critical to expanding Enthusiast’s user base, network of publishers, and advertisers. Enthusiast believes that the importance of brand recognition will increase due to the relatively low barrier to entry in the industry. The “Enthusiast” brand may be negatively impacted by a number of factors, including software malfunctions, delivery of incorrect information, and data privacy and security issues. If Enthusiast fails to maintain and enhance its brand, or if Enthusiast incurs excessive expenses in this effort, it could have a material adverse effect on Enthusiast’s prospects, business, financial condition, and results of operations. Maintaining and enhancing the “Enthusiast” brand will depend largely on Enthusiast’s ability to continue to provide high-quality products and services, which Enthusiast may not continue to do successfully.

The loss of one or more of Enthusiast’s key personnel, or its failure to attract and retain other highly qualified personnel in the future, could harm its business

Enthusiast currently depends on the continued services and performance of its key personnel. The loss of key personnel, including members of management as well as other key personnel, could disrupt Enthusiast’s operations and have an adverse effect on its business and customer relationships. Additionally, Enthusiast’s success depends on the efforts and abilities of management to attract and retain qualified personnel to manage operations and growth. Failure to attract key individuals may have an adverse effect on the business, operations, and results.

23

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OTHER RISKS AND UNCERTAINTY (Continued)

Natural disaster, terrorist acts and other disruptions and dislocations

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Company or the securities or businesses in which we or they are invested. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious disease or viruses (including, most recently, the novel coronavirus (COVID-19), and related events can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Risk Factors Related to Enthusiast’s Business Model and Use of Technology

The adtech and programmatic optimization tools utilized by Enthusiast are highly technical, and if not utilized properly, Enthusiast’s business could be adversely affected

The adtech and programmatic optimization tools utilized by Enthusiast enable Enthusiast to target advertisements by a number of factors, including age, gender, income, occupation, etc. There can be no assurance that the adtech and programmatic optimization tools utilized by Enthusiast will not be enhanced or rendered obsolete by advances in technology, or that Enthusiast will be able to utilize the adtech or programmatic tools necessary to remain competitive. This could have an adverse effect on Enthusiast’s business, operations and financial condition. Moreover, the adtech and programmatic optimization tools utilized by Enthusiast are highly technical and complex and may now or in the future contain, undetected errors, bugs, or vulnerabilities which may result in unsuccessful advertising campaigns. Any unsuccessful advertising campaigns could result in damage to Enthusiast’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect Enthusiast’s business and financial results.

Users may use ad-blockers

The success of Enthusiast’s business model depends on its ability to deliver targeted, highly relevant ads to users of Enthusiast’s platform of digital media properties. Targeted advertising is done primarily through analysis of data, much of which is collected on the basis of user-provided permissions. This data might include a user’s location, or data collected when users view an advertisement or when they click on or otherwise engage with an advertisement. Users may elect not to allow data sharing for targeted advertising for a number of reasons, such as privacy concerns. In addition, companies are constantly developing products that enable users to prevent advertisements from appearing on their web browsers. Wider adoption of these products could have a material adverse effect on Enthusiast’s prospects, business, financial conditions, and results of operations.

Enthusiast IP may be subject to misappropriation

Protection of Enthusiast’s trademarks and domain names are important to its success. Enthusiast currently protects its IP rights by relying on common law rights. These steps may not be sufficient to prevent the misappropriation of Enthusiast’s proprietary information or deter independent development of similar products and services by others.

In the future, should Enthusiast proceed to register its IP, it would be a process that is likely expensive and time consuming and ultimately, it may not be successful in registering its IP. The absence of registered IP rights, or the failure to obtain such registrations in the future, may result in Enthusiast being unable to successfully prevent its competitors from imitating its products, services, and processes. Such imitation may lead to increased competition. Even if Enthusiast’s IP rights were registered, its IP rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products, services, and processes.

24

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OTHER RISKS AND UNCERTAINTY (continued)

Litigation may be necessary to enforce Enthusiast’s IP rights. Litigation of this nature, regardless of the outcome, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect Enthusiast’s business and operating results. Moreover, due to the differences in foreign laws concerning proprietary rights, Enthusiast’s IP may not receive the same degree of protection in foreign countries as it would in Canada or the United States. Enthusiast’s failure to possess, obtain or maintain adequate protection of its IP rights for any reason could have a material adverse effect on its business, results of operations, and financial condition.

Enthusiast may face allegations that it has infringed the trademarks, copyrights, patents, and other IP rights of third parties, including from its competitors and former employers of Enthusiast’s personnel.

If Enthusiast’s products, services, or solutions employ subject matter that is claimed under its competitors’ IP, those companies may bring infringement actions against Enthusiast. Whether a product infringes a patent or other IP right involves complex legal and factual issues, the determination of which is often uncertain.

Infringement and other IP claims, with or without merit, can be expensive and time consuming to litigate, and the results are difficult to predict. Enthusiast may not have the financial and human resources to defend against any infringement suits that may be brought. As the result of any court judgment or settlement, Enthusiast may be obligated to stop offering certain features, pay royalties or significant settlement costs, purchase licenses or modify its software and features, or develop substitutes.

Enthusiast’s business is highly competitive. Competition presents an ongoing threat to the success of its business

The digital media advertising market is highly competitive and quickly changing. Enthusiast faces competition from a variety of digital media publishers all over the world. Some of Enthusiast’s current and potential competitors have significantly greater resources and better competitive positions in certain markets than Enthusiast does. These factors may allow Enthusiast’s competitors to respond more effectively than Enthusiast to new or emerging technologies and changes in market requirements. Including changes to government regulation.

There is no certainty that Enthusiast’s competitors will not develop similar or superior services which may render Enthusiast uncompetitive. Certain competitors have more established relationships and greater financial resources and they can use their resources against Enthusiast in a variety of competitive ways, including by making acquisitions, investing aggressively in research and development, and competing aggressively for advertisers, technologies, digital media rights, websites, and applications. If competitors are more successful than Enthusiast in developing compelling products and engaging content or in attracting and retaining users, advertisers, and digital media rights, Enthusiast’s revenues, growth rates, and the value of its digital assets could be negatively affected. There is no assurance that Enthusiast will be able to maintain its position in the marketplace.

Regulation

Enthusiast is subject to general business regulations and laws as well as regulations and laws specifically governing gaming and the internet. Existing and future laws and regulations may impede Enthusiast’s growth strategies. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, consumer protection, web services, websites, and the characteristics and quality of products and services. Unfavourable changes in regulations and laws could decrease demand for Enthusiast’s digital media properties and inventory and increase its cost of doing business or otherwise have a material adverse effect on Enthusiast’s reputation, popularity, results of operations, and financial condition.

25

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OTHER RISKS AND UNCERTAINTY (continued)

Enthusiast’s management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of its business

The individuals who now constitute Enthusiast’s management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Enthusiast’s management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations.

The requirements of being a public company may strain the Resulting Issuer’s resources, divert management’s attention and affect its ability to attract and retain executive management and qualified board members

As a reporting issuer, the Resulting Issuer will be subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the TSXV and other applicable securities rules and regulations. Compliance with these rules and regulations will increase the Resulting

Issuer’s legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources. Applicable securities laws require the Resulting Issuer to, among other things, file certain annual and quarterly reports with respect to its business and results of operations. In addition, applicable securities laws require the Resulting Issuer to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve its disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Specifically, due to the increasing complexity of its transactions, it is anticipated that the Resulting Issuer will improve its disclosure controls and procedures and internal control over financial reporting primarily through the continued development and implementation of formal policies, improved processes and documentation procedures, as well as the continued sourcing of additional finance resources. As a result, management’s attention may be diverted from other business concerns, which could harm the Resulting Issuer’s business and results of operations. To comply with these requirements, Enthusiast may need to hire more employees in the future or engage outside consultants, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Enthusiast intends to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities. If its efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against the Resulting Issuer and the Resulting Issuer’s business may be adversely affected.

As a public company subject to these rules and regulations, the Resulting Issuer may find it more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for the Resulting Issuer to attract and retain qualified members of its board of directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

26

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OTHER RISKS AND UNCERTAINTY (continued)

As a result of disclosure of information in filings required of a public company, Enthusiast’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, the Resulting Issuer’s business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in its favor, these claims, and the time and resources necessary to resolve them, could divert the resources of the Resulting Issuer’s management and harm its business and results of operations.

Reliance on third party owned communication networks

The delivery of Enthusiast’s products and services and a significant portion of Enthusiast’s revenues are dependent on the continued use and expansion of third party owned communication networks, including wireless networks and the internet.

No assurance can be given of the continued use and expansion of these networks as a medium of communications for Enthusiast.

Effective delivery of Enthusiast’s products and services through the internet is dependent on Internet service providers continuing to expand high-speed Internet access, maintaining reliable networks with the necessary speeds, data capacity and security, and developing complementary products and services for providing reliable and timely access and services. Changes in access fees (for example, revising the application of bandwidth caps or other metered usage schemes) to users may adversely affect the ability or willingness of users to access Enthusiast’s content. Changes in access fees to distributors, such as Enthusiast or its service providers, or a departure from “net neutrality” (the principle that all forms of Internet traffic (including video, voice, and text) are subject to equal treatment in transmission speed and quality) or its governing regulations, could result in increased costs to Enthusiast. All of these factors are out of Enthusiast’s control and manifestation of any of them could ultimately have a material adverse effect on Enthusiast’s prospects, business, financial condition or results of operations.

In addition, increasing traffic, user numbers or bandwidth requirements may result in a decline in Internet (or a subset thereof, including in particular mobile Internet) performance and/or reliability. Internet outages, delays or loss of network connectivity may result in partial or total failure of Enthusiast’s services, additional and unexpected expenses to fund further product development or to add programming personnel to complete a development project, or the loss of revenue because of the inability of users to access Enthusiast’s network of digital properties, any of which could have a material adverse effect on Enthusiast’s prospects, business, financial condition or results of operations.

Security of Enthusiast’s digital media properties

Enthusiast cannot guarantee absolute protection against unauthorized attempts to access its IT systems, including malicious third-party applications or denial of service attacks that may interfere with or exploit security flaws in its digital media properties. Viruses, worms, and other malicious software programs could jeopardize the security of information stored in a user’s computer or in Enthusiast’s computer systems or attempt to change the internet experience of users by interfering with Enthusiast’s ability to connect with a user. If any compromise to Enthusiast’s security measures were to occur and Enthusiast’s efforts to combat this breach were unsuccessful, Enthusiast’s reputation may be harmed leading to an adverse effect on Enthusiast’s financial condition and future prospects.

27

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OTHER RISKS AND UNCERTAINTY (continued)

The price of the securities of the Resulting Issuer may fluctuate significantly, which may make it difficult for holders of securities of the Resulting Issuer to sell their securities at a time or price they find attractive

The Resulting Issuer’s stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond its control. In addition to those described under “Forward Looking Information” these factors include:

●	actual or anticipated quarterly fluctuations in its operating results and financial condition;
●	changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to it or other financial institutions;
●	reports in the press or investment community generally or relating to the Resulting Issuer’s reputation or the industry in which it operates;
●	strategic actions by the Resulting Issuer or its competitors, such as acquisitions, restructurings, dispositions, or financings;
●	fluctuations in the stock price and operating results of the Resulting Issuer’s competitors;
●	future sales of the Resulting Issuer’s equity or equity-related securities;
●	proposed or adopted regulatory changes or developments; and
●	domestic and international economic factors unrelated to the Resulting Issuer’s performance.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the Resulting Issuer’s stock price, notwithstanding the Resulting Issuer’s operating results. Enthusiast expects that the market price of the Resulting Issuer Shares will fluctuate and there can be no assurances about the market prices of such shares.

Enthusiast does not know whether an active, liquid and orderly trading market will develop for the securities of the Resulting Issuer or what the market price of the securities of the Resulting Issuer will be and as a result it may be difficult for investors to sell their securities of the Resulting Issuer

An active trading market for securities of the Resulting Issuer may never develop or be sustained following the Amalgamation. The lack of an active market may impair an investor’s ability to sell their securities of the Resulting Issuer at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of an investor’s securities of the Resulting Issuer. Further, an inactive market may also impair the Resulting Issuer’s ability to raise capital by selling securities of the Resulting Issuer and may impair its ability to enter into collaborations or acquire companies or products by using securities of the Resulting Issuer as consideration. The market price of securities of the Resulting Issuer may be volatile, and an investor could lose all or part of their investment.

Enthusiast does not intend to pay dividends on the Resulting Issuer Shares for the foreseeable future

Enthusiast currently does not plan to declare dividends on the Resulting Issuer Shares in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the board of directors of the Resulting Issuer. Consequently, an investor’s only opportunity to achieve a return on the investment in the Resulting Issuer will be if the market price of the Resulting Issuer Shares appreciates and the investor sells shares at a profit. There is no guarantee that the price of the Resulting Issuer Shares that will prevail in the market after the Amalgamation will ever exceed the price that an investor paid.

28

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Management Discussion and Analysis
For the Year Ended December 31, 2019

OTHER RISKS AND UNCERTAINTY (continued)

If research analysts do not publish research about the Resulting Issuer’s business or if they issue unfavourable commentary or downgrade the Resulting Issuer Shares, the Resulting Issuer’s stock price and trading volume could decline

The trading market for the securities of the Resulting Issuer may depend in part on the research and reports that research analysts publish about the Resulting Issuer and its business. If the Resulting Issuer does not maintain adequate research coverage, or if one or more analysts who covers the Resulting Issuer downgrades its stock, or publishes inaccurate or unfavourable research about the Resulting Issuer’s business, the price of the Resulting Issuer Shares could decline. If one or more of the research analysts ceases to cover the Resulting Issuer or fails to publish reports on it regularly, demand for securities of the Resulting Issuer could decrease, which could cause the Resulting Issuer’s stock price or trading volume to decline.

Currency fluctuations

Enthusiast’s reporting currency is Canadian dollars but an increasing proportion of Enthusiast’s revenue may be earned and expenses may be incurred in other currencies, including the US dollar. The movement of the US dollar against the Canadian dollar could have a material adverse effect on Enthusiast’s prospects, business, financial condition, and results of operation.

Historical Losses and Negative Operating Cash Flows

Enthusiast has a history of operating losses and may generate continued operating losses and negative cash flows in the future while it carries out its current business plan to further develop and expand its network of digital media properties. Enthusiast has made significant up-front investments in acquiring significant digital media assets, marketing, and general and administrative expenses in order to rapidly develop and expand its business. The successful development and commercialization of these operations will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted. There is no guarantee that Enthusiast’s operations will be profitable or produce positive cash flow or that Enthusiast will be successful in generating significant revenues in the future or at all. While Enthusiast can utilize cash and cash equivalents to fund its operating and growth expenditures, it does not have access to significant committed credit facilities or other committed sources of funding. Enthusiast’s inability to ultimately generate sufficient revenues to become profitable and have positive cash flows could have a material adverse effect on its prospects, business, financial condition, results of operations or overall viability as an operating business.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating and internal control matters. The Audit Committee receives a report from the independent auditors annually and is free to meet with them throughout the year.

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